Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following contains excerpts from Piedmont Airlines, Inc.’s employee newsletter.

US - AMR Merger: Decisions related to Express “a long way off’ Dion Flannery President, Express On February 14. Piedmont’s parent company. US Airways, announced an agreement to merge with American Airlines. The transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. US Airways hopes to close the merger in the third quarter of this year. Thousands of decisions will be made over the next several months to shape the new airlines. Dion Flannery. US Airways’ Express President, answered a few of our questions about Express. Piedmont Airlines and what to expect in 2013. If we could start from scratch - take away contracts and aging fleets and previous agreements, what does the ideal Express partner look like and what does the ideal Express fleet look like for the new American? An ideal Express partner and ideal Express fleet is one that, quite simply, has the right equipment for the job; and that can differ. We need some large RJs, some smaller RJs and turbo prop capacity for service to our smallest regional locations. The ideal Express partner and fleet would have a sustainable market cost structure and have the ability to meet or exceed our customer service requirements and expectations. It is important to note that we’ve only just announced the agreement and no operational decisions have been made, nor can they be implemented, at this time. Decisions related to Express carriers, fleet, ground operations, etc. are a long way off. While we focus on completing the merger, our integration teams will continue to carefully study the opportunities in a maimer that enables us to create the best global competitor possible. What is a reasonable timeline for any decisions related to the three wholly-owneds and what is the logical progression of events? It is too soon to discuss any specific timeline as these decisions wTill take time to evaluate. But first, the US Airways and American Airlines transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. Other steps must also be considered once the merger is approved including IT platforms, facilities, reaching a single certificate and combining fleets. No decisions have been made on any of these items at this time. During the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from US Airways and American Airlines will develop a carefully constructed integration plan to help assure a smooth and sustainable transition. It is important to remember that, until the transaction closes, we will continue to operate as twTo independent companies and compete vigorously as we do today. Is there any benefit to combining two or more of the WOs? Drawbacks? Is there a scenario where it would make sense to spin off all or some of the WOs? Again. wTe only just recently announced the agreement to merge with American and that transaction has not yet been approved. Consideration of consolidating WOs is a second or third derivative of the transition to one airline and is a long way off. These decisions wTill be made by the transition team that has yet to be formally named other than the two leaders of that team. What wre have already announced is that wTe expect regional carrier service of Piedmont. PSA as wTell as American Airlines’ American Eagle to continue providing seamless connection service to the new American Airlines. Continued on page 2Peter Brice and Keenya Cain sei’ve food as PHL celebrates diversity at Taste of Philly. See page 5 for more infonnation about our Business Resource Groups. US/AMR Merger Update 1 Emergency Procedures Program 6 President’s Corner 2 Milestones 7 Eyes in the Sky 3 Anniversaries 7 Commit 2B Fit Re-Launch 4 Station News 8-9 Join a Business Resource Group 5 Legal Language 10 REDACTED REDACTED

President’s Comer Welcome to the March/April edition of REDACTED Speedword. Our front page feature provides questions to, and answers from our boss, Dion Flannery, regarding the US Airways merger with American. Some of the themes Dion emphasizes are: (1) any decisions related to Express carrier fleets and flying or ground handling are a long way off; (2) there is today, and will be in the combined company, a role for Piedmont and (3) that the merger will produce a financially and operationally stronger company that will provide more opportunities for its employees. I recognize that change always brings some level of uncertainty, but think it is important to remember that our priority throughout the process Dion describes is to keep our focus on what we do every day: work safely and smartly, take care of our customers and fellow employees and let that be our contribution to the merger. President/CEO Steve Farrow REDACTED REDACTED Flannery Q and A Continued from page 1 How does ground handling fit into this equation? Is it reasonable to combine them? Separate ground handling out from flight? It is too soon to tell and is a decision that will not be made any time in the near future. Other steps must first occur before considering Piedmont ground handling operations. First and foremost, the US Airways and American Airlines transaction must be approved by the bankruptcy court, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. Once that is complete, there are other items to be considered including IT platforms, facilities, reaching a single certificate and combining fleets. Each of these items will take time and no decisions have been made on any of these at this time. Anything you want to say to PDT employees specifically? Piedmont has been an important part of the success of US Airways and will be instrumental to the success of the combined company. For Piedmont, the merger provides the opportunity to be part of a financially and operationally stronger airline with the scale, breadth and capabilities to compete more effectively in the global marketplace. While there is change in our future, it is important to realize that it is not preordained that change will affect any particular employee at Piedmont. Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to PDT CEO Steve Farrow holds a town hall more places. meeting in SBY the day after the US merger an nouncement.

Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction betweenAMR Corporation (“AMR”) andUS Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., Ill West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261- 9616, Attention: Investor Relations or by emailing investor. relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15,2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified bywords such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” ‘‘would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/ or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. March/ April 2013